Exhibit 10.1
EXECUTION VERSION
PLAN SUPPORT AGREEMENT
          This PLAN SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of August 27, 2010 by and among the following parties:
          (a) Tronox Incorporated and its affiliated debtors and debtors in possession (collectively, “Tronox”);
          (b) the Official Committee of Unsecured Creditors (the “Creditors’ Committee”);
          (c) the undersigned holders (collectively, the “Noteholders”) of the 9.5% senior unsecured Notes due December 1, 2012 (the “Unsecured Notes”), issued pursuant to that certain indenture, dated as of November 28, 2005, by and among Tronox Worldwide LLC and Tronox Finance Corp. as issuers, Tronox Incorporated and certain domestic subsidiaries thereof as guarantors, and Citibank, N.A. as indenture trustee;
          (d) Michael E. Carroll, in his sole capacity as a member of Creditors’ Committee and holder of a Tort Claim,1 who, with and through counsel, has been active in Term Sheet (defined herein) negotiations and has made the judgment that the treatment proposed for Tort Claims in the Term Sheet (assuming the treatment in the First Amended Plan, as defined herein, is consistent with his understanding of the treatment agreed to among the Parties) is fair and reasonable under the circumstances of the Tronox chapter 11 cases;
          (e) Rio Algom Mining, LLC, in its sole capacity as a member of the Creditors’ Committee, with respect to Sections 3(a)(v) and 3(a)(vi) only; and
          (f) the undersigned attorneys for certain parties, as representatives (the “Representatives”) of such parties, provided, that the Representatives shall be obligated only with respect to Section 9 hereof.
          Each party named above, with the exception of the Representatives, is a “Party”, and collectively, the “Parties”.
RECITALS
          WHEREAS, on January 12, 2009, Tronox commenced voluntary cases under chapter 11 of 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);
          WHEREAS, based on various factors, which Tronox has extensively considered, Tronox has determined that the consummation of a standalone reorganization through a chapter 11 plan is in the best interests of its estates and all stakeholders;

[1]	Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Equity Commitment Agreement annexed hereto as Exhibit A. If there are any discrepancies between this Plan Support Agreement and the Equity Commitment Agreement, the Equity Commitment Agreement shall prevail.

          WHEREAS, the members of the Creditors’ Committee and the Noteholders each hold a claim or claims against Tronox, as defined in section 101(5) of the Bankruptcy Code (each such claim, a “Claim”);
          WHEREAS, on July 7, 2010, Tronox filed the Proposed Joint Plan of Reorganization of Tronox [Docket No. 1706] (the “Proposed Plan”) and the Disclosure Statement related thereto [Docket No. 1707] (the “Proposed Disclosure Statement”);
          WHEREAS, with support of the Parties, Tronox now desires to revise the Proposed Plan and the Proposed Disclosure Statement related thereto and to file, obtain confirmation of, and consummate a revised chapter 11 plan of reorganization in accordance with the terms and conditions set forth in the term sheet annexed hereto as Attachment 1 to Exhibit A, as such term sheet may be amended from time to time in accordance with the terms of this Agreement (the “Term Sheet”, and such revised plan of reorganization, the “First Amended Plan”);
          WHEREAS, in connection with the restructuring transactions contemplated by the First Amended Plan, the Backstop Parties have agreed to purchase (a) New Common Stock not otherwise purchased by Eligible Holders in the Rights Offering and (b) New Convertible Preferred Stock, each in accordance with the terms and conditions set forth in that certain Equity Commitment Agreement, dated as of August 27, 2010 and attached hereto as Exhibit A (the “Equity Commitment Agreement”);
          WHEREAS, the Parties have engaged in good faith negotiations with each other and with the objective of reaching an agreement with regard to the First Amended Plan and the Term Sheet;
          WHEREAS, each Party has reviewed, or has had the opportunity to review, this Agreement and the Term Sheet with the assistance of professional legal advisors of its own choosing;
          WHEREAS, each Party desires to support the First Amended Plan, to the extent consistent in all material respects with the Term Sheet; and
          WHEREAS, subject to the execution of definitive documentation and appropriate approvals by the Bankruptcy Court of the First Amended Plan and the revised disclosure statement related thereto (as the same may be amended pursuant to this Agreement from time to time in accordance with this Agreement, the “Amended Disclosure Statement”), each of which shall be consistent with the Term Sheet, the following sets forth the agreement between the Parties concerning their respective obligations.
AGREEMENT
          NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

     1. Term Sheet and Plan of Reorganization.
          The Term Sheet is incorporated herein by reference and is made part of this Agreement as if fully set forth herein. The general terms and conditions of the First Amended Plan are set forth in the Term Sheet; provided, however, that the Term Sheet is supplemented by the terms and conditions of this Agreement. In the event of any inconsistencies between the terms of this Agreement and the Term Sheet, the terms of this Agreement shall govern.
     2. Effectuating the Plan.
               To implement the First Amended Plan, the Parties have agreed, on the terms and conditions set forth herein, that Tronox shall use reasonable best efforts to confirm and take effective the First Amended Plan, and without limiting the foregoing, shall use its reasonable best efforts to take all actions necessary and appropriate to:
               (a) on or prior to two Business Days after the execution of this Agreement, and in any event concurrently with the filing of the Equity Commitment Agreement Motion (as defined below), file a motion (the “PSA Motion”) with the Bankruptcy Court, seeking the entry of an order, the terms of which shall be satisfactory to the signatories hereto, approving this Agreement and authorizing the Parties entering into, and performing under, this Agreement (the “PSA Approval Order”);
               (b) on or prior to two Business Days after the execution of the Equity Commitment Agreement, and in any event concurrently with the filing of the PSA Motion, file a motion (the “Equity Commitment Agreement Motion”) with the Bankruptcy Court, seeking the entry of an order, the terms of which shall be satisfactory to the Backstop Parties (as such term is defined in the Equity Commitment Agreement) approving the Equity Commitment Agreement and authorizing the parties thereto to enter into, and perform under, the Equity Commitment Agreement (the “Equity Commitment Agreement Approval Order”), it being understood that the PSA Motion and Equity Commitment Agreement Motion seek separate relief but can be combined into one pleading;
               (c) obtain the entry of each of the PSA Approval Order and the Equity Commitment Agreement Approval Order no later than September 17, 2010;
               (d) file an amended Disclosure Statement for the First Amended Plan and seek entry of a Bankruptcy Court Order approving the Disclosure Statement for the First Amended Plan (the “Disclosure Statement Order”) as expeditiously as practicable under the Bankruptcy Code and the Bankruptcy Court’s local rules (such federal and local rules, the “Bankruptcy Rules”) but, in any event, have the Disclosure Statement Order entered on or prior to September 30, 2010;
               (e) solicit the requisite acceptances of the First Amended Plan in accordance with sections 1125 and 1126 of the Bankruptcy Code and the terms of the Disclosure Statement Order;

               (f) seek confirmation of the First Amended Plan as expeditiously as practicable under the Bankruptcy Code and the Bankruptcy Rules, and, in any event, have an order confirming the First Amended Plan entered on or prior to November 30, 2010; and
               (g) consummate the First Amended Plan as expeditiously as practicable in accordance with its terms and the terms of this Agreement but in no event shall the Effective Date (as that term is defined in the First Amended Plan) be later than December 31, 2010.
     3. Commitments of the Parties to this Agreement.
          (a) Support of First Amended Plan.
          As long as a Termination Event (as defined herein) has not occurred, or has occurred but has been duly waived or cured in accordance with the terms hereof, each Party hereto agrees for itself, that it will:
i.	promptly upon execution of this Agreement, negotiate in good faith to prepare the Definitive Restructuring Documentation, which shall contain provisions consistent with this Agreement and the Term Sheet and such other provisions as are mutually acceptable to the Parties;

ii.	subject to Section 3(a)(v), from and after the date hereof, not support any other plan of reorganization or any other equity commitment agreement other than the Equity Commitment Agreement or take any action that is inconsistent with, or could reasonably be expected to prevent, delay or impede solicitation, confirmation or consummation of the First Amended Plan or any document filed with the Bankruptcy Court in furtherance of soliciting or confirming the First Amended Plan or consummating the transactions contemplated thereby, including but not limited to the consummation of the Equity Commitment Agreement;

iii.	from and after the date hereof, agree not to directly or indirectly propose, sponsor, support, or solicit votes in favor of any other plan of reorganization other than the First Amended Plan;

iv.	agree, if applicable, to permit disclosure in the Amended Disclosure Statement and any filings by Tronox with the United States Securities and Exchange Commission of the contents of this Agreement;

v.	following receipt of the Amended Disclosure Statement and other related solicitation materials approved by the Bankruptcy Court, vote all Claims that it holds or controls, if any, in favor of the First Amended Plan by delivering its duly executed and timely completed ballot or ballots accepting the First Amended Plan to the balloting agent for the First Amended Plan, and it shall not thereafter withdraw or change such vote so long as the First Amended Plan, the Amended Disclosure Statement and this Agreement are not modified except in accordance with this Agreement; provided however, members of the Creditors’ Committee, including members that are Parties to this Agreement, may vote in favor of any plan of reorganization other than the First Amended Plan and not be in violation of the commitments set forth in this Agreement;

vi.	not object to or otherwise commence any proceeding or take any other action opposing any of the terms of this Agreement, the Equity Commitment Agreement, the Amended Disclosure Statement or the First Amended Plan; and

vii.	in the case of the Creditors’ Committee, recommend to its members and constituents that they vote in favor of the First Amended Plan;
provided, that nothing contained in this Agreement shall be deemed to prevent Tronox, the Creditors’ Committee or any other Party hereto from taking or failing to take any action that it is obligated to take (or fail to take) in the performance of any fiduciary or similar duty which Tronox, the Creditors’ Committee or such other Party owes to any other person or entity.
          (b) Transfers of Claims.
          Each Noteholder may sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly (each such transfer, a “Transfer”), all or any of its Claims (or any right related thereto and including any voting rights associated with such Claims, provided, that the transferee thereof (i) agrees in writing, prior to such Transfer, to assume the rights and obligations of the selling Party under this Agreement and (ii) promptly delivers such writing to Tronox (each such transferee becoming, upon the Transfer, a Party hereunder). Any sale, transfer or assignment of a Claim that does not comply with the procedure set forth in the first sentence of this Subsection 3(b) shall be deemed void ab initio.
          (c) Representations of the Noteholders.
          Each Noteholder represents, with respect to itself only, that, as of the date hereof:
i.	it is the owner and/or the investment advisor or manager for the owner of such Claims set forth opposite its name on Schedule 1 hereto (collectively, the “Noteholders’ Relevant Claims”);

ii.	it has made no prior assignment, sale, participation, grant, conveyance, or other transfer of, and has not entered into any other agreement to assign, sell, participate, grant, or otherwise transfer, in whole or any part, any portion of its right, title or interest in the Relevant Claims; and

iii.	Except as otherwise set forth on its respective signature page, it has full power to vote the aggregate principal amount of the Relevant Claims.
Nothing in (b) and (c) above is intended in any way to expand or limit any obligations of the Backstop Parties (with respect to claims trading or otherwise) as set forth in the Equity Commitment Agreement and the Equity Commitment Agreement shall control.
          (d) Covenant of the Noteholders and the Company regarding amendments to the Equity Commitment Agreement.
          The Noteholders and the Company covenant that, provided the Equity Commitment Agreement has not terminated and the Creditors’ Committee is in compliance with its obligations under this Agreement, the Creditors’ Committee shall have the rights set forth in Section 21 of the Equity Commitment Agreement.
     4. Mutual Representations, Warranties, and Covenants.
     Each Party makes the following representations and warranties, solely with respect to itself, to each of the other Parties:
          (a) Enforceability.
          Subject to the provisions of sections 1125 and 1126 of the Bankruptcy Code, and except as set forth herein, this Agreement is a legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by applicable laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.
          (b) No Consent or Approval.
          Except as expressly provided in this Agreement, no consent or approval is required by any other entity for it to carry out the provisions of this Agreement.
          (c) Power and Authority.
          It has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement and the First Amended Plan.
          (d) Authorization.
          The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.

          (e) No Conflicts.
          The execution, delivery and performance of this Agreement does not and shall not: (a) violate any provision of law, rule or regulations applicable to it or any of its subsidiaries; (b) violate its certificate of incorporation, bylaws or other organizational documents or those of any of its subsidiaries; or (c) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party.
     5. No Waiver of Participation and Preservation of Rights.
     This Agreement and the First Amended Plan are part of a proposed settlement of disputes among the Parties. Without limiting the foregoing sentence in any way, if the transactions contemplated by this Agreement or otherwise set forth in the First Amended Plan are not consummated as provided herein, if a Tronox Termination Event or Agreement Termination Event occurs, or if this Agreement is otherwise terminated for any reason, the Parties each fully reserve any and all of their respective rights, remedies, claims and interests.
     6. Acknowledgement.
     This Agreement and the First Amended Plan and the transactions contemplated herein and therein are the product of negotiations between the Parties and their respective representatives. This Agreement is not and shall not be deemed to be a solicitation of votes for the acceptance of a plan of reorganization for the purposes of sections 1125 and 1126 of the Bankruptcy Code or otherwise. Tronox will not solicit acceptances of the First Amended Plan from any holder of a Claim in any manner inconsistent with the Bankruptcy Code or applicable nonbankruptcy law.
     7. Termination.
          (a) This Agreement shall expire automatically without any further required action or notice upon the occurrence of (x) any Tronox Termination Event; provided, however, solely in the case of the occurrence of an event described in clauses (i) or (ii) of the definition of “Tronox Termination Event,” this Agreement shall not terminate pursuant to this clause (x) unless and until Noteholders representing more than thirty-three percent (33%) of the aggregate amount of all Noteholders’ Relevant Claims are then in breach of any material covenant, representation, warranty or other provision set forth in clause (i) or (ii) of the definition of “Tronox Termination Event,” or (y) any Agreement Termination Event, unless the occurrence of such Agreement Termination Event is waived in writing by Noteholders representing more than sixty-six and two-thirds (66 2/3%) of the aggregate amount of all Noteholders’ Relevant Claims. Upon the termination of this Agreement, any and all acceptances in favor of the First Amended Plan by the Parties prior to such expiration shall be deemed, for all purposes, to be null and void and shall not be considered or otherwise used in any manner by Tronox in connection with this Agreement.

          (b) Termination Events.
          The term “Tronox Termination Event,” wherever used in this Agreement, means any of the following events (whatever the reason for such Tronox Termination Event and whether it is voluntary or involuntary):
i.	(A) A Noteholder shall have breached any material covenant or provision of this Agreement; (B) Tronox shall have delivered written notice to the other Parties of any such Noteholder breach; and (C) any such breach shall have remained uncured by the breaching Noteholder for a period of five (5) business days from the receipt of such notice;

ii.	(A) Any representation or warranty in this Agreement made by a Noteholder shall have been untrue in any material respect when made or shall have become untrue in any material respect, (B) Tronox shall have delivered written notice to the other Parties of any such Noteholder breach, and (C) any such breach shall have remained uncured by the breaching Noteholder for a period of five (5) business days from the receipt of such notice;

iii.	There shall have been issued any order, decree, or ruling by any court or governmental body having jurisdiction restraining or enjoining the consummation of or rendering illegal the transactions contemplated by this Agreement.
               The term “Agreement Termination Event,” wherever used in this Agreement, means any of the following events (whatever the reason for such Agreement Termination Event and whether it is voluntary or involuntary):
i.	(A) Any Party other than a Noteholder shall have breached any material covenant or provision of this Agreement, (B) any non-breaching Party shall have delivered written notice to the other Parties of any such breach, and (C) such breach shall have remained uncured by such breaching Party for a period of five (5) business days from the receipt of such notice;

ii.	(A) Any representation or warranty in this Agreement made by a Party other than a Noteholder shall have been untrue in any material respect when made or shall have become untrue in any material respect, (B) any non-breaching Party shall have delivered written notice to the other Parties of any such breach, and (C) such breach shall have remained uncured by such breaching Party for a period of five (5) business days from the receipt of such notice;

iii.	(A) Any material term or condition of any of the Definitive Restructuring Documentation shall be (whether due to an order of the Bankruptcy Court or otherwise) materially different and adverse to any Party than as agreed by the Parties except to the extent such materially different and adverse term or condition is agreed by each such adversely affected Party, (B) any Party shall have delivered written notice to the other Parties of any such event, and (C) such event shall have remained uncured for a period of five (5) business days;

iv.	The Creditors’ Committee shall have breached any provision of Section 3(a) of this Agreement other than Section 3(a)(v);

v.	There shall have been issued or reinstated any suspension order or similar order by a court or other governmental body of competent jurisdiction that adversely affects the benefits intended to be received by the Parties hereunder, or prevents Tronox from consummating the transactions contemplated by this Agreement, and (A) such proceeding or order was issued or reinstated at the request or with the acquiescence of Tronox or any of its affiliates or (B) in all other circumstances, such order shall not have been stayed, reversed, or vacated within fifteen (15) days after such issuance or reinstatement;

vi.	Unless Tronox, the Noteholders, and the Creditors’ Committee agree otherwise:
a.	Tronox shall not have obtained, and the Court shall have not entered the PSA Approval Order on or before September 17, 2010;

b.	the governmental entities set forth on Schedule 1 shall not have executed the Environmental Claims Settlement Agreement (subject to any notice and comment period required under applicable law) on or prior to September 23, 2010;

c.	the Confirmation Order shall not have been entered by the Bankruptcy Court on or before November 30, 2010; and

d.	the Effective Date of the First Amended Plan and the transactions contemplated by the First Amended Plan shall not have occurred or been consummated, respectively, on or before December 31, 2010;
vii.	Upon the written consent of the Parties;

viii.	The Equity Commitment Agreement shall have been terminated pursuant to the terms thereof;

ix.	The Bankruptcy Court shall have granted relief that is inconsistent with the Term Sheet, the Equity Commitment Agreement, the PSA Approval Order, the Equity Commitment Agreement Approval Order or the First Amended Plan and adverse, in any material respect, to any Party;

x.	A trustee or examiner with enlarged powers shall have been appointed under sections 1104 or 1105 of the Bankruptcy Code for service in the Chapter 11 Cases; and

xi.	One or more of the Chapter 11 Cases shall have been converted to a case under chapter 7 of the Bankruptcy Code or otherwise dismissed.
          A Tronox Termination Event and an Agreement Termination Event shall each be a “Termination Event”.
     8. Miscellaneous Terms.
          (a) Binding Obligation; Assignment.
          Binding Obligation. Subject to the provisions of sections 1125 and 1126 of the Bankruptcy Code, this Agreement is a legally valid and binding obligation of the Parties, enforceable in accordance with its terms, and shall inure to the benefit of the Parties and their representatives. Nothing in this Agreement, express or implied, shall give to any entity, other than the Parties and their respective members, officers, directors, agents, financial advisors, attorneys, employees, partners, Affiliates, successors, assigns, heirs, executors, administrators and representatives, any benefit or any legal or equitable right, remedy or claim under this Agreement.
          Assignment. No rights or obligations of any Party under this Agreement may be assigned or transferred to any other entity except as provided in Section 3(b) hereof.
          (b) Further Assurances.
          The Parties agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the agreements and understandings of the Parties, whether the same occurs before or after the date of this Agreement.
          (c) Headings.
          The headings of all sections of this Agreement are inserted solely for the convenience of reference and are not a part of and are not intended to govern, limit or aid in the construction or interpretation of any term or provision hereof.

          (d) Governing Law.
          THIS AGREEMENT IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE, WITHOUT GIVING EFFECT TO THE CHOICE OF LAWS PRINCIPLES THEREOF. By its execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought exclusively in the Bankruptcy Court. By execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably accepts and submits itself to the exclusive jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit or proceeding.
          (e) Specific Performance.
     The Parties hereby acknowledge that the rights of the Parties under this Agreement are unique and that remedies at law for breach or threatened breach of any provision of this Agreement would be inadequate and, in recognition of this fact, agree that, in the event of a breach or threatened breach of the provisions of this Agreement, in addition to any remedies at law, the Parties shall, without posting any bond, be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available and the Parties hereby waive any objection to the imposition of such relief.
          (f) Complete Agreement, Interpretation and Modification.

i.	Complete Agreement. This Agreement, the Equity Commitment Agreement and the other agreements, exhibits and other documents referenced herein and therein constitute the complete agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, oral or written, between or among the Parties with respect thereto.

ii.	Interpretation. This Agreement is the product of negotiation by and among the Parties. Any Party enforcing or interpreting this Agreement shall interpret it in a neutral manner. There shall be no presumption concerning whether to interpret this Agreement for or against any Party by reason of that Party having drafted this Agreement, or any portion thereof, or caused it or any portion thereof to be drafted.

iii.	Modification of this Agreement and the Term Sheet. This Agreement (including the Term Sheet) may only be modified, altered, amended or supplemented, or otherwise deviated from by waiver (including, without limitation, any waiver of any of the Termination Events), consent or otherwise, by an agreement in writing signed by Tronox and each other Party hereto; provided, however, that with respect to the Noteholders, the agreement of at least sixty-six and 2/3 percent (66 2/3%) of the aggregate amount of all Relevant Claims of the Noteholders shall be sufficient to bind all Noteholders; provided, further, however, that Tronox may make technical and non-material modifications to the First Amended Plan without the consent of the Parties.
          (g) Conditions to Effectiveness.
          This Agreement shall become effective upon the satisfaction of the following conditions precedent (unless waived by the Parties in their respective sole discretion):
i.	Each Party hereto shall have duly executed and delivered a counterpart to this Agreement to each other Party hereto;

ii.	The Bankruptcy Court shall have entered the PSA Approval Order;

iii.	The Bankruptcy Court shall have entered the Equity Commitment Agreement Approval Order; and

iv.	Counsel to the Noteholders shall confirm in writing that the Noteholders hold Claims that collectively represent at least fifty-nine percent (58%) in aggregate outstanding principal amount of the Unsecured Notes as of the date this Agreement is executed.
          (h) Execution of this Agreement.
          This Agreement may be executed and delivered (by facsimile or otherwise) in any number of counterparts, each of which, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a Party has been duly authorized and empowered to execute and deliver this Agreement on behalf of said Party.
          (i) Settlement Discussions.
          This Agreement, the First Amended Plan and the Term Sheet are part of a proposed settlement of a dispute between the Parties. Nothing herein shall be deemed an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement.
          (j) Consideration.
          Tronox and the other Parties hereby acknowledge that no consideration, other than that specifically described herein and in the First Amended Plan and the Term Sheet, shall be due or paid to any Party for its agreement to vote to accept the First Amended Plan in accordance with the terms and conditions of this Agreement, other than Tronox’s representations, warranties and agreement to use its commercially reasonable best efforts to obtain approval of the Amended Disclosure Statement and to seek to confirm and consummate the First Amended Plan.
          (k) Notices.
     All notices hereunder shall be deemed given if in writing and delivered, if sent by facsimile, courier or by registered or certified mail (return receipt requested) to the following addresses and facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by like notice):
i.	If to Tronox, to:

Tronox Incorporated 3301 NW 150th Street Oklahoma City, Oklahoma 73134 Attention: General Counsel

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Attention: Jonathan S. Henes, Esq. and Patrick J. Nash, Jr., Esq.

ii.	If to a Noteholder or a transferee thereof:

to the addresses or facsimile numbers set forth below following such Noteholder’s signature (or as directed by any transferee thereof)

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, New York 10005 Attention: Thomas C. Janson, Esq.

iii.	If to Michael E. Carroll, to:

Montgomery, McCracken, Walker & Rhoads, LLP 123 South Broad Street, 25th Floor Philadelphia, Pennsylvania 19109 Attention: Natalie Ramsey, Esq.

iv.	If to the Creditors’ Committee, to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10022 Attention: Brian Hermann, Esq. and Elizabeth McColm, Esq.

v.	If to Rio Algom, to:

Polsinelli Shughart PC 3636 N Central Ave., Suite 1200 Phoenix, AZ 85012 Attention: Anthony W. Merrill, Esq.
Any notice given by delivery, mail or courier shall be effective when received. Any notice given by facsimile or email shall be effective upon oral or machine confirmation of transmission.
          (l) Time of the Essence.
The Parties agree that time is of the essence with respect to each and every term and provision of this Agreement.
          (m) Acknowledgement of Substantial Contribution of the Noteholders.
     The Parties hereby agree and acknowledge that, to date, the Noteholders have made a “substantial contribution” (within the meaning of Section 503(b)(3)(D) of the Bankruptcy Code) in the Company’s bankruptcy cases by, among other things, (x) engaging in legal, business and other due diligence, negotiation and documentation of the Equity Commitment Agreement, the Term Sheet, this Agreement and all related documents, (y) providing the Company with the capability to successfully conclude the negotiations with the Governmental Entities and to advance the First Amended Plan, and (z) executing and delivering a definitive Equity Commitment Agreement, all of which enabled the Parties to pursue the First Amended Plan as a materially superior alternative to both the proposed auction of the assets of Tronox and the Proposed Plan and provided material and demonstrable value to the Company’s bankruptcy cases, estates and creditors.
     9. Representatives.
          (a) Representation.
          Each Representative acknowledges that it is the attorney or representative for the owner of such Claims set forth on its respective signature page (each a “Client”).

          (b) Support of First Amended Plan.
          As long as a Termination Event has not occurred, or has occurred but has been duly waived or cured in accordance with the terms hereof, each Representative agrees for itself that it shall use reasonable best efforts to recommend that its Client, or Clients, as the case may be (x) vote in favor of the plan; and (y) not object to or otherwise commence any proceeding or take any other action opposing any of the terms of this Agreement, the Amended Disclosure Statement or the First Amended Plan.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Parties have entered into this Agreement on the day and year first above written.

Tronox Incorporated
By:
Title:

[Signature Page Plan Support Agreement]

[INSERT PARTY NAME HERE]
By:
Title:

[Signature Page Plan Support Agreement]

Attachment 1

TERM SHEET

EXECUTION VERSION
Tronox Incorporated
RESTRUCTURING PROPOSAL1
This term sheet (“Term Sheet”) constitutes an exhibit to the Equity Commitment Agreement (the “Equity Commitment Agreement”) entered into between Tronox Incorporated (together with its affiliate debtor subsidiaries, collectively “Tronox”, and as reorganized debtors, “Reorganized Tronox”) and sets forth the principal terms of a proposed restructuring (the “Restructuring”) of Tronox to be implemented pursuant to a First Amended Joint Proposed Plan of Reorganization to be filed in their pending chapter 11 bankruptcy cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

Implementation of the Restructuring:	The Restructuring shall be effected pursuant to the First Amended Plan and the definitive documentation for the Restructuring, including the documentation for the Rights Offering, and such other documentation as is necessary or desirable in connection with the Restructuring as set forth in the First Amended Plan (collectively, the “Definitive Restructuring Documentation”). The Parties[2] shall mutually agree upon and seek approval of the Definitive Restructuring Documentation on an expedited basis, subject, in the case of the Government Environmental Entities, to approval and public notice provisions, which shall reflect the terms and conditions set forth herein and such other customary terms and conditions as shall be acceptable to the Parties (and, to the extent the terms and conditions are inconsistent with the terms of the Replacement DIP Agreement or adversely affect the interests, liens, rights, remedies, benefits or other protections of any or all of the Replacement DIP Agent and the Lenders under the Credit Documents, the Replacement DIP Agent).

The Definitive Restructuring Documentation will include, among other things, various environmental settlement documents (including the Environmental Claims Settlement Agreement and related exhibits and appendices) concerning the resolution of Environmental Claims that shall be submitted for the approval of officials authorized on behalf of the Government Environmental Entities that have, or have asserted, Environmental Claims. The Environmental Settlement Documents shall then be submitted to the Bankruptcy Court for approval contemporaneously with, but subject to, public notice and public comment procedures under applicable environmental law.

The Equity Commitment Agreement contains terms and conditions concerning (a) the $15 million New Convertible Preferred Stock, (b) the Rights Offering and (c) the Backstop Consideration (as each such term is defined herein). The Equity Commitment Agreement shall be submitted to the Bankruptcy Court for approval on an expedited basis so that it is approved on the same day as or prior to the hearing on Tronox’s Disclosure Statement. On the date of execution of the Equity Commitment Agreement by the Backstop Parties and Tronox, Tronox will issue a press release which makes public all material non-public information provided to the Backstop Parties, such that, immediately following such disclosure, no Backstop Party will be prohibited from trading in Tronox’s securities by virtue of having been provided information by Tronox and its

[1]	Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Equity Commitment Agreement. If there are any discrepancies between this Term Sheet and the Equity Commitment Agreement, the Equity Commitment Agreement shall prevail.

[2]	The Parties shall be Tronox, the Creditors’ Committee, the United States, the Nevada Department of Environmental Protection and the Colorado River Authorities, and the Backstop Parties.

advisors (whether directly or indirectly through the Backstop Parties’ advisors).

Tronox shall continuously consult with the legal and financial advisors of the other Parties, and shall not undertake any material action with respect to the Restructuring or otherwise without first consulting with such advisors. For so long as the Equity Commitment Agreement is in effect, Tronox shall also consult with the Backstop Parties or their advisors on all material business matters, including matters relating to environmental remediation, Hedging and the Kwinana Investment (each as defined in the Replacement DIP Credit Agreement), and the entry into any material contract.

Plan Financing Sources/Funding of Reorganized Tronox	The proceeds from the Exit Facility, the purchase of New Common Stock pursuant to the Rights Offering, the purchase of the New Common Stock pursuant to the Equity Commitment Agreement if the Rights Offering is not fully subscribed, and the purchase of the New Convertible Preferred Stock to be issued on the Effective Date shall be used by Reorganized Tronox to: (i) fund the Environmental Response Trusts, Tort Claims Trust and Anadarko Litigation Trust, and to make certain payments with respect to Claims of Government Environmental Entities; (ii) provide working capital to Reorganized Tronox after the Effective Date; and (iii) provide cash sufficient for Tronox to make distributions to creditors under the First Amended Plan in accordance with this Term Sheet.

Exit Financing:	On the Effective Date, Reorganized Tronox will have no more than $468.1 million in funded debt, as follows:

•    $425 million in loans outstanding under a senior secured term loan facility, either under an amended Replacement DIP Facility having converted into an Exit Facility per its terms, or under a new credit facility (the “Term Facility”);

•    $43.1 in loans funded under an asset-based revolving credit facility of $125 million (with an additional $28 million face amount in issued letters of credit) (such facility, the “Revolving Facility”, and together with the Term Facility, the “Exit Financing”).

The terms of the Exit Financing shall be reasonably satisfactory to the Creditors’ Committee and the Backstop Parties, and shall in no event be less favorable to Tronox than the terms and conditions of the Replacement DIP Facility (as converted to an Exit Facility per its terms). The Creditors’ Committee and the Backstop Parties shall be consulted on all matters relating to the Exit Financing.

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New Money Investments and Backstop Consideration:	$15 million New Convertible Preferred Stock: On the Effective Date, the Backstop Parties will fund $15 million in Cash and, in exchange, Reorganized Tronox will issue to the Backstop Parties shares of the New Convertible Preferred Stock, with an aggregate liquidation preference of $15 million. Dividends on the New Convertible Preferred Stock will accrue at a rate of 8% per annum payable quarterly in Cash. The Convertible Preferred Stock may be converted into shares of New Common Stock at the election of the Holders thereof at an $850 million total enterprise valuation (which represents 3.9% of the New Common Stock if converted on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan and exercise of the New Warrants). The additional terms of the New Convertible Preferred Stock are set forth in the Preferred Stock Certificate of Designations attached as Exhibit A to the Equity Commitment Agreement.

$170 million Backstopped Rights Offering: Pursuant to the terms of the Equity Commitment Agreement, the purchasers party to the Equity Commitment Agreement (the “Backstop Parties”) have agreed to purchase New Common Stock not otherwise purchased by Eligible Holders (as defined below) in the Rights Offering, which will provide for the Sale of New Common Stock of Reorganized Tronox on the following terms:

•    Reorganized Tronox will raise up to $170 million in cash in exchange for an aggregate of up to 78.4% of the New Common Stock issued on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan, conversion of the New Convertible Preferred Stock and exercise of the New Warrants.

• Eligible Holders will have rights to purchase New Common Stock based upon a $700 million setup enterprise valuation.

Backstop Consideration: In connection with the Rights Offering, the Backstop Parties shall be entitled to a fee of 6% of the aggregate Offered Shares, being 705,394 shares of New Common Stock (the “Equity Backstop Consideration”), representing 4.7% of the New Common Stock issued on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan, conversion of the New Convertible Preferred Stock and exercise of the New Warrants. In the event the Equity Commitment Agreement is terminated without the Rights Offering having been consummated (for reasons other than a breach by any Backstop Party), the Backstop Parties shall (with certain exceptions as set forth in the Equity Commitment Agreement) be entitled to a cash termination fee equal to 6% of $185 million (the aggregate purchase price of the Offered Shares and the New Convertible Stock) or $11.1 million (the “Cash Backstop Consideration” and together with the Equity Backstop Consideration, the “Backstop Consideration”), payable by Tronox as an administrative expense.

Equity Commitment Agreement: The Equity Commitment Agreement will be finalized and executed on or before August 27, and Tronox will file a motion on the same day to obtain Bankruptcy Court approval, on an expedited basis, of the terms and conditions set forth in the Equity Commitment Agreement, including but not limited to payment of the Backstop Consideration, and will use reasonable best efforts to ensure that such motion is heard by the Bankruptcy Court no later than September 16, 2010.

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Rights Offering

Right to Subscribe:	All Eligible Holders will have a right to participate in the Rights Offering on a pro rata basis based on their respective Allowed Claims with respect to Tronox (subject to rounding requirements), provided, however, that for holders of Indirect Environmental Claims, their respective Allowed Claim for purposes of participation in the Rights Offering shall be limited to 50% of such Allowed Claim. The aggregate purchase price for the shares of New Tronox Common Stock issuable upon exercise of the Rights shall be $170 million. The Rights will not be transferable; provided, however, the right to receive shares distributable on account of exercised Rights shall be transferable with and non-severable from the underlying Claim against Tronox to which such Rights relate.

“Eligible Holder” means any Person who, as of the record date of the Rights Offering, is (A) a holder of a General Unsecured Claim against Tronox in excess of $250 and/or (B) a holder of an Indirect Environmental Claim against Tronox in excess of $500, provided, in each case, that such Claim has been Allowed on or before the Rights Expiration Date.

Treatment of Claims against Tronox	The First Amended Plan shall provide for the following treatment of Claims filed against, and Equity Interests in, Tronox in the Chapter 11 Cases and such other terms not inconsistent with this Term Sheet, as shall be acceptable to the Parties.

Replacement DIP Facility Claims:	On the Effective Date, the Replacement DIP Facility (as it may be amended with the consent of the Backstop Parties and the Credit Committee) shall convert into an Exit Facility as per its terms or shall be repaid in full.

Administrative Claims:	Unless otherwise agreed to by the holder of an Allowed Administrative Claim and Tronox (with the consent of the Creditors’ Committee and the Required Backstop Parties), Allowed Administrative Claims (other than any Environmental Claims that are administrative Claims, which shall be addressed exclusively pursuant to the Environmental Claims Settlement Agreement) shall be paid in full in cash on the Effective Date or, if not yet Allowed on the Effective Date, within 30 days after such Claim becomes Allowed.

Priority Tax and Non-Tax Claims:	Allowed Priority Tax Claims and Non-Tax Claims will be paid in full in cash on the Effective Date, or as soon thereafter as practicable.

Other Secured Claims	All other secured Claims shall be paid in full on the Effective Date (or, if payment is not then due, shall be paid in accordance with its terms) or otherwise left unimpaired.

Intercompany Claims	At the option of Tronox or Reorganized Tronox (with the consent of the Creditors’ Committee and the Backstop Parties), all Intercompany Claims shall be reinstated, cancelled, eliminated or contributed to the capital of the obligor entity.

Pension Claims	All qualified pension obligations of Tronox prior to the Effective Date shall be assumed by Reorganized Tronox, including the Tronox Incorporated Retirement Plan.

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General Unsecured Claims (Class 3):	Holders of Allowed General Unsecured Claims against Tronox (which include the Unsecured Notes Claims but do not include Environmental Claims, Tort Claims or Indirect Environmental Claims) will receive:

•    their pro rata share of the GUC Pool, which consists of New Common Stock equal to 16.9% of the shares of New Common Stock to be issued on the Effective Date, subject to dilution by shares issued in connection with the Management Equity Plan, conversion of the New Convertible Preferred Stock and exercise of the New Warrants; and

• Rights to purchase New Common Stock pursuant to the terms of the Rights Offering, as described above.

Tort Claims (Class 4):	Holders of Allowed Class 4 Tort Claims will receive a Distribution from the Tort Claims Trust in accordance with the Tort Claims Trust Distribution Procedures. On the Effective Date, Tronox will establish the Tort Claims Trust (to be administered by the Tort Claims Trustee, The Garretson Firm Resolution Group, Inc., pursuant to the Tort Claims Trust Agreement) and transfer to the Tort Claims Trust the following consideration:

•    The right to 12% of the proceeds of the Anadarko Litigation (together with any other fee sharing or other arrangements to be agreed upon in good faith by the United States and holders of Tort Claims, which agreement shall be reflected in the Anadarko Litigation Trust Agreement);

• The Funded Tort Claims Trust Amount, which shall be $12.5 million in cash;

•    The Tort Claims Insurance Assets, which shall include (a) the net proceeds of any insurance settlements (after deduction of counsel’s contingency fee only) and (b) rights to proceeds under any unliquidated policy providing coverage for Tort Claims.

The Tort Claims Trust Distributable Amount will be distributed in accordance with the Tort Claims Trust Agreement according to the following parameters (subject to allocation adjustments to be agreed among representatives for the Tort Claims Trust recipients) :

•                  % subject to adjustment by agreement among representatives of the Holders of Allowed Indirect Environmental Claims and representatives of other Tort Claims Trust recipients, but in no event greater than 6.25%, to Holders of Allowed Indirect Environmental Claims if the aggregate amount of Allowed Indirect Environmental Claims is equal to or greater than $40 million; if the aggregate Allowed amount of such Allowed Indirect Environmental Claims is less than $40 million, then the                 % shall be proportionally reduced (for example, if the aggregate Allowed amount of said Claims is $20 million, then Allowed Indirect Environmental Claims shall be allocated                 % of the Tort Claims Trust Distributable Amount);

• 6.25% to Holders of Asbestos Claims and Future Tort Claimants

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•    6.25% to Holders of Property Damage Claims if the aggregate Allowed amount of said Property Damage Claims is equal to or greater than $50 million; if the aggregate Allowed amount of such Claims is less than $50 million, then the 6.25% shall be proportionally reduced (for example, if the aggregate Allowed amount of such Property Damage Claims is $25 million, then the Property Damage Claims shall be allocated 50% of 6.25%, or 3.125%, of the Tort Claims Trust Distributable Amount). To the extent Allowed, the Claims filed by Mt. Canaan Church shall fall within the pool allocated to Property Damage Claims.

• The remaining Tort Claims Trust Distributable Amount will be distributed to Holders of Non-Asbestos Toxic Exposure Claims.

The sole recourse of Holders of Tort Claims shall be to the Tort Claims Trust, and such Holders shall have no right at any time to assert Tort Claims against Reorganized Tronox.

Workers Compensation Claims will be expressly excluded from the definition of Tort Claims and will not share in the Tort Claims Distributable Amount. Reorganized Tronox will assume responsibility for ongoing administration and payment of Workers’ Compensation Claims in the ordinary course and such Claims shall be unimpaired.

Any Tort Claim that is not subject to an objection filed by Tronox or any other party in interest as of the date that is thirty (30) days before the Voting Deadline shall be entitled to vote on the First Amended Plan in accordance with the Solicitation Procedures. Final determinations on the allowance or disallowance of Tort Claims for distribution purposes shall be made in accordance with the Tort Claims Trust Distribution Procedures.

Environmental Claims (Class 5):	Holders of Class 5 Environmental Claims shall be entitled to treatment of their Environmental Claims and shall receive such consideration as is provided in the Environmental Claims Settlement Agreement. On the Effective Date, Tronox will establish the Environmental Response Trusts and transfer to or for the benefit of such Environmental Response Trusts and/or certain of the Government Environmental Entities the following consideration:

• The right to 88% of the proceeds of the Anadarko Litigation, in accordance with the Anadarko Litigation Trust Agreement;

• The Funded Environmental Amount, which shall be $270 million in Cash;

• The Nevada Assets;[3] and

[3]	“Nevada Assets” means (a) Tronox’s interest in Basic Management, Inc., (b) Tronox’s interest in the Landwell Company, LP and (c) that certain 140 acre parcel of land wholly-owned by Tronox and contiguous to Tronox’s Henderson, Nevada facility. For the avoidance of doubt, the Nevada Assets do not include the Henderson, Nevada facility, which facility (but not the real property on which it is located) is included in the Retained Assets and which Reorganized Tronox will continue to own and operate after the Effective Date.

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• The Environmental Insurance Assets.[4]

In connection with the First Amended Plan, Tronox, the United States and the applicable Government Environmental Entities will enter into the Environmental Claims Settlement Agreement regarding the Environmental Claims.

The Environmental Claims Settlement Agreement will govern the operation of the Environmental Response Trusts and the role of the United States and the relevant Government Environmental Entities in approving funding of environmental activities, including response or remedial actions, corrective action, closure, post-closure care and restoration for the duration of the Environmental Response Trusts. Tronox and Reorganized Tronox shall have no responsibility or involvement with respect to the Environmental Response Trusts once they are established and funded in accordance with the First Amended Plan; provided, that, to the extent an orderly and complete transfer of files and information related to sites transferred to the Environmental Response Trusts has not yet been completed, Tronox and Reorganized Tronox, as applicable, agree to use commercially reasonable efforts to complete such transfer. The Environmental Claims Settlement Agreement shall be submitted for public notice and comment as required under federal environmental law and, where applicable, state environmental law of the state in which the applicable property is located.

The Environmental Claims Settlement Agreement shall (a) contain covenants not to sue or assert (or, for certain states, to the extent allowable under applicable state and federal law, releases of) any Environmental Claims against Tronox, Reorganized Tronox and any successors in interest (including any Claims and actions pursuant to sections 106 and 107 of CERCLA), (b) provide that Tronox, Reorganized Tronox and any successors in interest shall have protection from contribution actions or Claims with respect to the Owned Sites and the Other Sites (including pursuant to section 113 of CERCLA) and (c) provide for Reorganized Tronox to have access to the Expert Liability Report being prepared in connection with the Anadarko Litigation, as well as the expert drafting such report (it being understood that (c) may be included in a different document, as applicable, including the Anadarko Litigation Trust Agreement). With respect to the Owned Sites and Other Sites covered by the Environmental Settlement Agreement, each such covenant and provision shall be similar to those in the recent Asarco LLC, et al. (Case No. 05-21207) bankruptcy as set forth in the Amended Settlement Agreement regarding Miscellaneous Federal and State Environmental Sites and the Amended Consent Decree (the “Miscellaneous

[4]	“Environmental Insurance Assets” means (a) the cash equivalent, in an aggregate amount of 100% of certain financial assurance letters of credit and surety bonds and (b) to the extent applicable, available insurance policies and other rights to reimbursement or contribution for response actions (whether contractual or otherwise) held by Tronox and related to the Environmental Claims, including (i) Forrest Products Division Pollution Legal Liability and Cost Cap Insurance, Commerce & Industry Insurance Company (AIG) (Chartis) Policy Number PLS/CCC 5295422 — Pre Existing Conditions; (ii) Policy Number PLS 5295423 — New Conditions; (iii) Henderson, NV, Pollution Legal Liability Select Clean-Up Cost Cap Insurance Policy, American International Specialty Lines Insurance Company (Chartis), Policy Number 6190315, (iv) The BMI, et al., Pollution Clean-Up and Legal Liability Policy, American International Specialty Lines Insurance Company (Chartis), Policy Number 267-9176; provided, however, that any payments made by Chartis under the Chartis Policies on account of reimbursement claims made by Tronox for expenditures prior to the Effective Date shall be excluded from “Environmental Insurance Assets” and remain the property of Reorganized Tronox.

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Settlement”) and Settlement Agreement Establishing a Custodial Trust for certain Owned Sites in Alabama, Arizona, Arkansas, Colorado, Illinois, Indiana, New Mexico, Ohio, Oklahoma, Utah and Washington (“Multi State Custodial Trust Agreement), including in the sections entitled “Covenants Not to Sue” and “Contribution Protection,” but excluding any provisions in paragraph 30 of the Miscellaneous Settlement or paragraph 12(i) of the Multi-State Custodial Trust Agreement.

Notwithstanding anything to the contrary in this Term Sheet, nothing in the First Amended Plan or Confirmation Order shall release, nullify, or preclude any liability of Reorganized Tronox as the owner or operator of a property of Reorganized Tronox with respect to any properties owned or operated after the Effective Date (other than with respect to Henderson, Nevada as set forth in the section entitled “Henderson, Nevada Plant”) and the Confirmation Order shall so provide.

Indirect Environmental Claims	Holders of Allowed Indirect Environmental Claims will have their Allowed Claim split for purposes of sharing in the distributions to holders of General Unsecured Claims and holders of Tort Claims as follows:
(Class 6):

•    50% of the amount of each Allowed Indirect Environmental Claim will be treated in accordance with the treatment provided to Class 3 General Unsecured Claims, and will receive its pro rata share of (i) New Common Stock allocated to the GUC Pool and (ii) rights to participate in the Rights Offering; and

•    50% of the amount of each holder’s Allowed Indirect Environmental Claim will receive its pro rata share of 12.5% (subject to the proportional reduction described above) of the Tort Claims Trust Distributable Amount.

Convenience Class (Class 7)	A “convenience” class consisting of (i) Allowed General Unsecured Claims in amounts less than $250 and (ii) 50% of Allowed Indirect Environmental Claims in amounts less than $500, shall be created, which shall entitle holders of such Claims (who are ineligible to participate in the Rights Offering) to receive payment in cash on the Effective Date on account of and in full satisfaction of their Claims in an amount equal to 89.0% of such Allowed Convenience Claims or such other percentages as shall be acceptable to Tronox, the Backstop Parties and the Creditors’ Committee, to be funded by the Backstop Parties through the purchase of the shares of New Tronox Common Stock to which the holders belonging to the convenience class would otherwise have been entitled, in lieu of receiving a distribution of New Tronox Common Stock. Holders of relevant Claims in excess of the amount set forth above shall not have the option of electing to reduce their Claims in order to be placed in the convenience class.

Equity Interests in Tronox Incorporated (Class 8):	For settlement purposes only, Equity Interests will have the opportunity to vote on the First Amended Plan. If Class 8 votes to accept the First Amended Plan, Holders of Equity Interests shall receive their pro rata share of New Warrants to be issued on the Effective Date, which shall be convertible into 5% of the New Common Stock to be issued on the Effective Date at an implied total enterprise value for Reorganized Tronox of $1.5 billion. If Class 8 votes to reject the First Amended Plan, Equity Interests will receive no distributions.

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Settlement and Releases	Except with respect to Environmental Claims, which shall be treated as set forth herein and in the Environmental Claims Settlement Agreement, all distributions to be made pursuant to the Restructuring will be in full satisfaction of, and represent a settlement of, all disputes and claims, including all lender intercreditor agreements and interests of and between the parties receiving such distributions and including litigation claims, whether known or unknown, arising between or among such parties. Pursuant to section 1123 of the Bankruptcy Code and Bankruptcy Rule 9019, and in consideration for the classification, Distributions, releases, and other benefits provided under the First Amended Plan, upon the Effective Date, the provisions of the First Amended Plan shall constitute a good faith compromise and settlement of all Claims and Equity Interests and controversies resolved pursuant to the First Amended Plan.

The First Amended Plan shall contain customary releases, indemnifications, and exculpations.

Nothing in the First Amended Plan, the Plan Supplement or any document related thereto shall in any way release any claim against or liability of the following parties, who are not Released Parties: Lehman Brothers Holdings Inc., Ernst & Young LLP, Kerr-McGee Corporation and Anadarko Petroleum Corporation and their officers, directors, employees, advisors, attorneys, professionals, accountants, investment bankers, consultants, agents and other representatives (including their respective officers, directors, employees, members and professionals) in their capacity as such, whether such Claims or liabilities be direct or indirect, fixed or contingent, including the Claims asserted in the Anadarko Litigation.

For the avoidance of doubt, nothing in the First Amended Plan, the Plan Supplement or any document related thereto shall in any way release any individuals who were former directors or officers of Tronox or their subsidiaries and also were or currently are directors or officers of Kerr-McGee Corporation and/or Anadarko Petroleum Corporation.

2010 Management Bonus Plan	The First Amended Plan will provide for assumption of the cash compensation plan presented by Tronox to the Backstop Parties and referred to as the “2010 Bonus Plan.”

Governance

Board of Directors:	The New Board shall consist of seven (7) directors and shall include the Chief Executive Officer of Reorganized Tronox Incorporated and six other directors who shall each be an “independent director” within the meaning of the rules of the New York Stock Exchange. The members of the Board shall be selected by the Backstop Parties in consultation with Tronox and the Creditors’ Committee, and subject to background checks reasonably satisfactory to Tronox and the Creditors’ Committee; provided that the Creditors’ Committee shall have unconditional veto rights with respect to the selection of two of the directors.

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Registration Rights Agreement:	The Backstop Parties and holders of New Convertible Preferred Stock shall be entitled to registration rights pursuant to the Registration Rights Agreement, which shall be in substantially the form attached as Exhibit F to the Equity Commitment Agreement, which form of agreement will also be filed with the Bankruptcy Court as part of the Plan Supplement. On the Effective Date, Reorganized Tronox and the Backstop Parties will execute the final form of Registration Rights Agreement. Any changes to the form of Registration Rights Agreement included as Exhibit F to the Equity Commitment Agreement must be reasonably acceptable to Tronox, the Backstop Parties and the Creditors’ Committee.

Listing of Common Stock:	The Parties shall use commercially reasonable efforts to cause as soon as possible after the Effective Date, the shares of New Common Stock to be listed on the NYSE or the NASDAQ Stock Market.

Conditions Precedent	The consummation of the Restructuring pursuant to the First Amended Plan will be subject to customary and appropriate conditions precedent, including the following:

General Conditions

Documentation:	All documentation and pleadings prepared in connection with the Restructuring, including the First Amended Plan, the Definitive Restructuring Documentation, and any documents, motions, pleadings, orders or the like prepared or filed in connection with the Chapter 11 Cases shall be in form and substance satisfactory to the Parties; and where Court approval is required for a Definitive Restructuring Document, such approval shall have been obtained.

Government Consent:	On or before September 23, 2010, the Environmental Settlement Documents shall have been executed, subject to any applicable public notice and comment proceedings and procedures or other regulatory approval requirements.

Other Consents:	To the extent any other consent or waiver is required to be obtained to effect the Restructuring, such consent or waiver shall have been obtained and shall be in full force and effect.

Management Equity Plan and New Management Agreements	The First Amended Plan will provide that on the Effective Date, Reorganized Tronox will (a) adopt the Management Equity Plan, which shall provide for the issuance of certain equity-based awards and (b) enter into New Management Agreements. It will be a condition precedent to the Effective Date of the First Amended Plan that the terms of the Management Equity Plan and New Management Agreements are reasonably acceptable to Tronox, the Creditors’ Committee and the Required Backstop Parties.

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Conditions to the Obligations of the Backstop Parties

BMI Contract	Tronox shall have assumed its current agreements or entered into a new long term contract with BMI to provide Tronox access to water and power transmission assets at current rates.

CRC Contract	Tronox shall have assumed its agreements with the Colorado River Commission, and such agreements shall continue in full force and effect after the Effective Date.

Available Funds	On the Effective Date, immediately prior to giving effect to the transactions contemplated hereby and by the First Amended Plan (including the payment in full of all Allowed Administrative Expenses and Allowed Priority Claims (as such terms are to be defined in the First Amended Plan)), the Tronox Parties shall have Available Cash equal to or greater than the amounts set forth on Schedule 8(b)(viii) to the Equity Commitment Agreement as the “Cash Balance,” as applicable to the Effective Date, or such other lower amount as shall be agreed to by the Required Backstop Parties. To the extent the Effective Date occurs after December 31, 2010, the Company shall provide an updated schedule setting forth the projected Cash Balance reasonably acceptable to the Required Backstop Parties.

On the Effective Date, the amount of capital expenditures made by the Company for the Kwinana Investment (as defined in the Credit Agreement) shall not exceed amounts set forth on Schedule 8(b)(viii) to the Equity Commitment Agreement.

Financing Fees, Allowed Administrative Expenses, Priority Claims and Cure Claims (as such terms are defined in the First Amended Plan) paid on the Effective Date shall not exceed $32,500,000; it being agreed that Financing Fees shall include fees payable to potential lenders in conjunction with the Exit Financing.

Settlement Escrow Account and Cash Collateralized Letters of Credit released prior to or on the Effective Date shall in the aggregate equal or exceed $58,000,000.

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Claims Amounts	On the Effective Date, (A) the aggregate amount of Allowed General Unsecured Claims (other than allowed Indirect Environmental Claims and Claims with respect to the Unsecured Notes) shall not exceed $80 million; (B) the aggregate amount of Allowed Indirect Environmental Claims shall not exceed $80 million; and (C) there shall be no material unresolved Indirect Environmental Claims, which, individually or in the aggregate, after having been resolved, reasonably could cause the final aggregate amount of Allowed Indirect Environmental Claims to exceed $80 million; provided however, that the conditions in clauses (A) and (B) above shall be deemed to be met so long as the aggregate amount of allowed General Unsecured Claims and Allowed Indirect Environmental Claims does not exceed $140 million.

Provision of Information	The Backstop Parties shall have been provided (a) a schedule of all workers compensation claims to be assumed by Tronox, together with the letters of credit, bonds or other instruments collateralizing such claims, and (b) a schedule of environmental reimbursements, letters of credit and sureties to be contributed to the Environmental Settlement Trusts.

Savannah, Georgia Sulfuric Acid Facility	Prior to the Effective Date, the Savannah, Georgia sulfuric acid facility shall have been (i) transferred to an Environmental Response Trust at no material cost to Tronox, (ii) sold in a sale pursuant to section 363 of the Bankruptcy Code, which sale shall have been approved by a Final Order of the Bankruptcy Court and shall have been consummated, or (iii) shut down, having no remaining employees or production.

Other Features of the Restructuring

Lease of Henderson, Nevada Plant	Tronox and the applicable Environmental Response Trust shall have entered into lease agreements relating to the Henderson, Nevada facility on terms satisfactory to the Required Backstop Parties, the Creditors’ Committee and the relevant Government Environmental Entity, which terms shall specify that Reorganized Tronox is not responsible for costs of any environmental remedial action or restoration associated with the presence or releases of hazardous substances from or at any portion of the Henderson facility prior to the Effective Date and all areas affected by natural migration of such substances therefrom, except to the extent exacerbated by any act or omission of Reorganized Tronox after the Effective Date. Notwithstanding the nominal rent set forth in the lease, the rent for the Henderson facility can be set at up to $10.5 million for the first term; provided, that such amount shall be deducted from the Funded Environmental Amount and allocated and paid on account of the lease on the Effective Date.

Reorganized Tronox shall exercise commercially reasonable due care at the Henderson facility and shall comply with all applicable local, state and federal laws and regulations. Nothing in the previous sentence shall require Reorganized Tronox to clean up existing contamination in or under the ground except to the extent exacerbated by any act or omission of Reorganized Tronox after the Effective Date. Reorganized Tronox recognizes that the implementation of response actions at the Henderson facility may interfere with Reorganized Tronox’s use of the property, and may require commercially reasonable accommodation from Tronox. Reorganized Tronox agrees to cooperate fully with the EPA, the Nevada Division of Environmental Protection

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(the “NDEP”), and other relevant state agencies in the implementation of response actions at the Henderson facility and further agrees to comply with regulatory requirements related to all such response actions. The EPA and the NDEP, consistent with their responsibilities under applicable law, will use reasonable efforts to minimize any interference with Reorganized Tronox’s operations by such entry and response at the Henderson facility.

The leases shall contain customary provisions relating to indemnity by a tenant with respect to the operation of the tenant at the leased property following the Effective Date. For the avoidance of doubt, Reorganized Tronox shall have liability as an operator of the Henderson facility and shall be responsible for related response action, if any, to the extent such liability or responsibility relates to releases of hazardous substances from any portion of the Henderson facility due to any act or omission of Reorganized Tronox after the Effective Date.

Dilution	The New Common Stock issued in connection with the First Amended Plan and the Rights Offering will be subject to dilution by New Common Stock issued after the Effective Date, including upon issuance of New Common Stock pursuant to the Management Equity Plan, conversion of the New Convertible Preferred Stock and exercise of the New Warrants.

Charter Documents	All charter documents of Reorganized Tronox will be satisfactory to the Required Backstop Parties and the Creditors’ Committee. The Certificate of Incorporation of Reorganized Tronox Incorporated shall include appropriate super-majority provisions with respect to certain material actions (subject to customary carve-outs and limitations), such as issuance and redemption of equity securities and options, amendments to the charter documents, changes to the number of directors, sales or transfers of all or substantially all assets of Reorganized Tronox, recapitalizations and reorganizations, and affiliate transactions. Such super-majority provisions shall cease to be effective on the date Reorganized Tronox Incorporated becomes a public reporting company.

Fees & Expenses	Tronox shall pay the fees and expenses of the legal counsel and financial advisors to the Backstop Parties as set forth in the Equity Commitment Agreement. The Parties agree that the transactions contemplated hereby comprise an Alternative Transaction under the Gleacher engagement letter.

Tronox recognizes that the efforts of Creditors’ Committee member Michael E. Carroll contributed substantially to this case in connection with the support of the Restructuring contemplated hereby by holders of Tort Claims. Accordingly, Tronox agrees that, on the Effective Date, subject to supporting documentation being provided to counsel to the Backstop Parties, Tronox and the Creditors Committee, Tronox shall pay all reasonable fees and expenses of Mr. Carroll’s counsel, Montgomery, McCracken, Walker & Rhoads, LLP, for services rendered and to be rendered in connection therewith up to a maximum of $200,000.

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Plan Milestones:	The plan milestones are set forth in the Equity Commitment Agreement, and shall include among other deadlines:

August 27, 2010: Tronox to file motion on an expedited basis to have Equity Commitment Agreement approved.

September 3, 2010: Deadline for Tronox to file First Amended Plan and Disclosure Statement.

September 17, 2010: Deadline for order entered by the Bankruptcy Court approving the Equity Commitment Agreement.

September 23, 2010: Environmental Settlement Agreement (and related exhibits) to be completed on or prior to September 23, 2010.

September 30, 2010: Deadline for order entered by the Bankruptcy Court approving the Disclosure Statement.

November 30, 2010: Deadline for order entered by the Bankruptcy Court confirming the First Amended Plan and entry of the Confirmation Order.

December 31, 2010: Equity Commitment expires; Deadline for Plan Effective Date.

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